EXHIBIT 99.1

MiX Telematics Limited
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code: MIX ISIN: ZAE000125316
NYSE share code: MIXT
(“MiX Telematics” or the “company”)

CHANGES TO THE BOARD OF DIRECTORS

MiX Telematics wishes to inform shareholders of the following changes to the board of directors.

Hubert Brody (non-independent non-executive director) who has served on the board since August 2010 is relocating to Cape Town and will be retiring from the board of directors of MiX Telematics due to other commitments.

Furthermore, Fundiswa Roji who has been a member of the board since August 2007 and who has more recently served as Hubert Brody's  alternate on behalf of Imperial Holdings Limited (“Imperial”), has resigned from Imperial and therefore from the board of MiX Telematics as well.

The company would like to thank Hubert and Fundi for their respective contributions to the company over the years.

The changes to the board of directors are effective immediately and the composition of the board of directors subsequent to the changes will be as follows:

-	Richard Bruyns (Chairman)
-	Stefan Joselowitz (Chief executive officer)
-	Megan Pydigadu (Chief financial officer)
-	Charles Tasker (Executive director)
-	Enos Banda (Independent non-executive director)
-	Christopher Ewing (Independent non-executive director)
-	Robin Frew (Independent non-executive director)
-	Anthony Welton (Independent non-executive director).

5 November 2014

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